1ST BCCW CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash	$ 10,630	$ 7,872
Prepaid Expenses	3,380	3,021
Total Assets	$ 14,010	$ 10,893

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
Liabilities:		
Accounts Payable	$ -	$ -
Total Liabilities	-	-
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	107,636	93,236
Accumulated Deficit	(93,636)	(82,353)
Total Stockholders' Equity	14,010	10,893
Total Liabilities and Stockholders' Equity	$ 14,010	$ 10,893

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements